UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

MARCUS & MILLICHAP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

566324109

(CUSIP Number)

Alexander Yarmolinsky

Chief Financial Officer

Phoenix Investments Holdings LLC

777 S. California Avenue

Palo Alto, CA 94304

(650) 494-1400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 566324109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS George M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,956
	8	SHARED VOTING POWER 20,747,342
	9	SOLE DISPOSITIVE POWER 12,956
	10	SHARED DISPOSITIVE POWER 20,747,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,760,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%*
14	TYPE OF REPORTING PERSON IN
*	Based on 37,616,243 shares of common stock outstanding as of November 2, 2016, as reported in the Issuer’s Form 10-Q filed on November 7, 2016.

CUSIP No. 566324109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Ionian Investments Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,162,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,162,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,162,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%*
14	TYPE OF REPORTING PERSON CO
*	Based on 37,616,243 shares of common stock outstanding as of November 2, 2016, as reported in the Issuer’s Form 10-Q filed on November 7, 2016.

CUSIP No. 566324109	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Phoenix Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,162,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,162,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,162,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%*
14	TYPE OF REPORTING PERSON CO
*	Based on 37,616,243 shares of common stock outstanding as of November 2, 2016, as reported in the Issuer’s Form 10-Q filed on November 7, 2016.

SCHEDULE 13D

Explanatory Note

This Amendment No. 4 to the statement on Schedule 13D (“Amendment No. 4”) relates to the common stock, par value $0.0001 per share, of Marcus & Millichap, Inc. George M. Marcus, Ionian Investments Manager LLC, and Phoenix Investments Holdings LLC filed the initial statement on Schedule 13D on November 12, 2013 (the “Initial Statement”) and capitalized terms used in this Amendment No. 4, but not otherwise defined, have the meanings given to them in the Initial Statement.

This Amendment No. 4:

•	Amends and supplements disclosures under Items 3 and 4 of the Initial Statement, and

•	Amends and restates the disclosures under Items 5 and 7 of Amendment No. 3 to the Initial Statement filed on March 24, 2015 (“Amendment No. 3”).

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented by adding the following to the end thereof:

“On December 6, 2016, Phoenix effected a pro-rata distribution of 400,001 shares of MMI Common Stock, including 393,496 shares distributed to George M. Marcus. Afterwards, Mr. Marcus gifted the 393,496 shares to The Marcus Family Foundation (the “Family Foundation”). Mr. Marcus and his wife, Judith A. Marcus, both are trustees of the Family Foundation and both have voting and/or investment power with respect to the shares of MMI Common Stock held by the Family Foundation.”

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by deleting the disclosure under paragraph (j) and adding the following in its place:

“Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment No. 4, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Phoenix’s members the MMI Common Stock reported as beneficially owned in this Schedule 13D, as amended, (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise; to dispose of all or a portion of their holdings of securities of the Issuer; or to change their intention with respect to any or all of the matters referred to in this Item 4.”

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 3 is hereby amended and restated by the following:

“(a) Based on the Issuer’s Form 10-Q filed on November 7, 2016, 37,616,243 shares of MMI Common Stock were outstanding as of November 2, 2016. As of December 13, 2016, the Reporting Persons beneficially own the following amounts of MMI Common Stock:

(i)	George M. Marcus: 20,760,298 shares (55.2%)

(ii)	Ionian: 20,162,000 shares (53.6%)

(iii)	Phoenix: 20,162,000 shares (53.6%)

Mr. Marcus’ beneficial ownership consists of:

•	12,956 shares of MMI Common Stock held directly by Mr. Marcus,

•	191,846 shares of MMI Common Stock held directly by The George and Judy Marcus Family Foundation (the “George and Judy Marcus Foundation”) of which Mr. Marcus is a trustee and has voting and/or investment power with respect to the shares held by the George and Judy Marcus Foundation,

•	393,496 shares of MMI Common Stock held directly by the Family Foundation of which Mr. Marcus is a trustee and has voting and/or investment power with respect to the shares held by the Family Foundation, and

•	20,162,000 shares of MMI Common Stock held directly by Phoenix of which Ionian is the sole non-member manager and, as the sole member and manager of Ionian, Mr. Marcus has voting and/or investment power with respect to the shares held by Phoenix.

(b) The Reporting Persons have the sole power to vote or direct the vote of the following amounts of MMI Common Stock:

(i)	George M. Marcus: 12,956 shares

(ii)	Ionian: 0 shares

(iii)	Phoenix: 0 shares

The Reporting Persons have the sole power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i)	George M. Marcus: 12,956 shares

(ii)	Ionian: 0 shares

(iii)	Phoenix: 0 shares

The Reporting Persons have the shared power to vote or direct the vote of the following amounts of MMI Common Stock:

(i)	George M. Marcus: 20,747,342 shares
(ii)	Ionian: 20,162,000 shares
(iii)	Phoenix: 20,162,000 shares

As noted above, Mr. Marcus’ shared power to vote or direct the vote consist of (i) 191,846 shares held directly by the George and Judy Marcus Foundation of which Mr. Marcus, as trustee, may direct the vote, (ii) 393,496 shares held directly by the Family Foundation of which Mr. Marcus, as trustee, may direct the vote, and (iii) 20,162,000 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the vote. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to vote the 20,162,000 shares held directly by Phoenix.

The Reporting Persons have shared power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i)	George M. Marcus: 20,747,342 shares
(ii)	Ionian: 20,162,000 shares
(iii)	Phoenix: 20,162,000 shares

As noted above, Mr. Marcus’ shared power to dispose or direct the disposition consists of (i) 191,846 shares held directly by the George and Judy Marcus Foundation of which Mr. Marcus, as trustee, may direct the disposition, (ii) 393,496 shares held directly by the Family Foundation of which Mr. Marcus, as trustee, may direct the disposition, and (iii) 20,162,000 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the disposition. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to dispose the 20,162,000 shares held directly by Phoenix.

(c) The Reporting Persons have engaged in transactions in MMI Common Stock in the past 60 days as follows:

On December 6, 2016, Phoenix distributed 400,001 shares of MMI Common Stock on a pro-rata basis to its members, including 393,496 shares to George M. Marcus.

Afterwards, Mr. Marcus gifted 393,496 shares to the Family Foundation.

(d)	Not applicable.

(e)	Not applicable.”

Item 7. Material to be filed as Exhibits.

Item 7 of Amendment No. 3 is hereby amended and restated by the following:

“Exhibit A:	Joint Filing Agreement (filed herewith)”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2016

GEORGE M. MARCUS

/s/ George M. Marcus

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: December 13, 2016

GEORGE M. MARCUS

/s/ George M. Marcus

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager